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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                        Under the Securities Act of 1934

                                (Amendment No. )*

                               MaxWorldwide, Inc.
             -------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
             -------------------------------------------------------
                         (Title of Class of Securities)

                                   577940 10 9
                               ------------------
                                 (CUSIP Number)

                                 October 1, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


     [ ] Rule 13d-1(b)

     [ ] Rule 13d-1(c)

     [ ] Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act")or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (03-00)

CUSIP No. 577940 10 9
--------------------------------------------------------------------------------
     1.   Name of Reporting Persons.
         I.R.S. Identification Nos. of Above Persons(Entities Only)

         DSAM Global Value Fund
--------------------------------------------------------------------------------
     2.  Check the Appropriate Box If a Member of a Group (See Instructions)

         (a)....................................................................

         (b)...................................................................

--------------------------------------------------------------------------------
     3.  SEC Use Only...........................................................
--------------------------------------------------------------------------------
     4.  Citizenship or Place of Organization...Cayman Islands
------------------------- --------- --------------------------------------------
      Number of      5.  Sole Voting Power.....1,135,125........................
      Shares         -----------------------------------------------------------
      Beneficially   6.  Shared Voting Power...0................................
      Owned by Each  -----------------------------------------------------------
      Reporting      7.  Sole Dispositive Power....1,135,125....................
      Person With:   -----------------------------------------------------------
                     8.  Shared Dispositive Power.....0.........................
     ---------------------------------------------------------------------------

     9.  Aggregate Amount Beneficially Owned by Each Reporting Person.1,135,125

     10. Check If the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions).....................................................

     11. Percent of Class Represented by Amount in Row (11) 4.54%
--------------------------------------------------------------------------------
     12. Type of Reporting Person (See Instructions)        Fund
--------------------------------------------------------------------------------
.................................................................................
.................................................................................
.................................................................................
.................................................................................
.................................................................................
.................................................................................

Item 1.
     (a).   Name of issuer: MaxWorldwide, Inc.

     (b).   Address of Issuer's Principal Executive Offices:

                     4499 Glencoe Ave.
                     Marina del Rey, California 90292  USA

Item 2.
     (a).   Name of Person Filing: DSAM Global Fund

     (b).   Address of Principal Offices or, if None, Residence:

                     C/O Goldman Sachs (Cayman) Trust, Limited
                     Harbour Center, North Church Street
                     P.O. Box 896
                     Grand Cayman, Cayman Islands, BWI

     (c).   Citizenship: N/A

     (d).   Title of Class of Securities:  Common Stock

     (e).        CUSIP Number: 577940 10 9



Item 3. If the Statement is being filed pursuant to Rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the filing person is a:

     (a)    [ ]   Broker  or  dealer  registered  under  Section  15 of  the
                  Act (15 U.S.C. 78c);

     (b)    [ ]   Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

     (c)    [ ]   Insurance  company as defined in Section  3(a)(19)  of the
                  Act (15 U.S.C. 78c);

     (d)    [X]   Investment  company  registered  under  Section  8 of  the
                  Investment Company Act of 1940 (15 U.S.C. 80a-8);

     (e)    [ ]   An   investment    adviser   in   accordance   with
                  240.13d-1(b)(1)(ii)(E);

     (f)    [ ]   An employee  benefit plan or endowment  fund in accordance with Rule 240.13d-1(b)(1)(ii)(F);

     (g)    [ ]   A parent  holding  company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

     (h)    [ ]   A savings  association  as defined in Section  3(b) of the
                  Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i)    [ ]   church plan that is excluded from the definition of an
                  investment company under Section 3(c)(14) of the Investment
                  Company Act of 1940 (15 U.S.C. 80a-3);

     (j)    [ ]   Group, in accordance with 240.13d-1(b)(1)(ii)(J).


Item 4.     Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1

     (a)    Amount beneficially owned:....1,135,125

     (b)    Percent of class:.............. 4.54%

     (c)    Number of shares as to which such person has:

            (i)   Sole power to vote or direct the vote:.....  1,135,125

            (ii)  Shared power to vote or direct the vote:...     0

            (iii) Sole power to dispose or to direct the
                  disposition of:............................  1,135,125

            (iv)   Shared power to dispose or to direct the disposition of: 0

Instruction. For computations regarding securities which represent a right to acquire an underlying security see 240.13d-3(d)(1).

Item 5.     Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person had ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Instruction: Dissolution of a group requires a response to this item.

Item 6.     Ownership  of More than  Five  Percent  on  Behalf of  Another
            Person.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to the effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     If a parent holding company has filed this schedule, pursuant ot Rule 13d-1(b)(ii)(G), so indicate under item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Item 8.     Identification and Classification of Members of the Group.

     If a group has filed this schedule pursuant to 240.13d-1(h)(1)(ii)(J), so indicate under item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to 240.13d-1(c) or 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Item 9.     Notice of Dissolution of Group.

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Item 10.    Certification.

(a) The following certification shall be included if the statement is filed pursuant to 240.13d-1(b):

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b) The following certification shall be included if the statement is filed pursuant to 240.13d-1(c):

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          10/01/02
                                   ------------------------
                                            Date


                                   /s/ Vadim N. Bedarev
                                   ------------------------
                                            Signature

                                   Vadim N. Bedarev/Assistant Portfolio Manager
                                   --------------------------------------------
                                            Name/Title

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties for whom copies are to be sent.

       Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)